Franc-Or Resources Corporation
Exemption: Rule 12g3-2(b)
File No. : 82-4164

Franc-Or Resources Corporation

Consolidated Interim Financial Statements

Nine-Months Ended September 30, 2004

The attached financial statements have been prepared by Management of Franc-Or Resources Corporation and have not been reviewed by an auditor.

Franc-Or Resources Corporation

Consolidated Interim
Financial Statements

Nine-Months Ended September 30, 2004

The attached financial statements have been prepared by Management of Franc-Or Resources Corporation and have not been reviewed by an auditor.

Message from the president

Third Quarter 2004

Our work in Russia continues, with some fifteen gold properties currently under evaluation. We are working hard to finalize acquisition as soon as possible on one or two key properties that will satisfy Newmont's requirement to release the Cdn $4 million private placement funds into Franc-Or's treasury. Due diligence is being completed and acquisition terms are being discussed with the vendors. However, as the original deadline for acquisition drew nearer, Franc-Or and Newmont recently decided to extend the deadline for acquisition of a key property an additional six months, to May 18, 2005. This should allow adequate time for us to complete a key property transaction.

In Nevada, we are maintaining the two hundred lode claims at the Humboldt Springs property in the north-central part of the state. We continue to seek a joint venture partner to help share exploration costs.

Gold traded within the range of US$395.80 to US$418.40 during the third quarter. The current price is US$434.00. Just after the U.S. presidential election, gold jumped sharply to a sixteen-year closing high of US$436.20, with December delivery trades up to US$438 per ounce. The price of gold is trading inversely to the strength of the U. S. dollar, which many observers suggest is being left to fall freely by the Bush administration to boost foreign exports and thus reduce budget and current account deficits. Some analysts are predicting that gold will likely climb to the US$448 level before any corrections will be made. The same analysts suggest that when corrections are applied, the price could fall to US$375, but they also add that a rebound climb to US$475 could occur by mid 2005, as inflation and the cost of the wars on terrorism and in Iraq are fully felt.

We agree that gold is most likely to face a general and significant appreciation in price over the next eighteen months, but with some volatility and corrections to be expected. Moreover, within this scenario, we feel that our strategy to develop potentially large mines in Russia through an alliance with Newmont is one that should add significant value for Franc-Or shareholders.

(S) Robert J. Casaceli
President and C.E.O.

November 11, 2004

Management Discussion and Analysis of Operating Results and Financial Condition

The following management discussion and analysis of operating results and financial condition of Franc-Or Resources Corporation ("Franc-Or") should be read in conjunction with the Corporation's MD&A included in the 2003 Annual Report. Information provided herein effective November 11, 2004 is based on assumptions regarding future events and results, which may vary.

Overview

Franc-Or is a public company listed on the TSX Exchange. The Corporation is a mining company engaged in gold mining, development, and exploration.

Results from operations

Revenues

The Corporation earned interest income of $17,626 in the third quarter of 2004 ($31,076 in the third quarter of 2003). This decrease in interest income in 2004 is due to lower liquidity on hand. Production in French Guiana was ended in 2003 upon the depletion of the resource and related machinery and equipment were sold.

Expenses

The professional and consulting fees of $37,832 in the third quarter of 2004 were lower than the 2003 figures of $59,438 since the management concentrated their efforts on the Russian project for which the fees were accounted in general exploration. General exploration expenses of $121,269 (Nil in 2003) relate to consulting geologist fees, legal fees and travel expenses to evaluate mining properties in Russia. The administrative and shareholders' information expenses of $28,629 in the third quarter of 2004 were comparable to the 2003 figures of $26,313. In 2003, write-downs of deferred exploration costs relate to the Nevada properties that have not survived the Cordex syndicate and to the properties in French Guiana.

In summary, the net loss amounted to $170,104 ($0.01 per share) in the third quarter of 2004 as compared to $73,553 ($0.00 per share) in the third quarter of 2003

Operating activities
Cash used for operating activities was $260,872 in the third quarter of 2004 compared with $134,250 in the third quarter of 2003. This increase was mainly due to the general exploration expenses noted above.

Financing activities
During the third quarter of 2004, the Corporation issued 20,000 shares following the exercise of options for an amount of $5,000. An additional 710,000 options at an average exercise price of $0.27 were not exercised and expired during the third quarter of 2004.

On July 12, 2004, the Corporation closed a Cdn$4.0 million non-brokered private placement with Newmont Mining Corporation. Details and conditions of closing of the subscription receipts are outlined in Note 4 in the consolidated financial statements.

Investing activities
In May 2004, Placer Dome decided not to continue it's participation in the Humboldt Springs property. The Corporation renewed it's claims on the Humboldt Springs property by paying fees totalling $34,849 and is seeking other joint venture partners.

Liquidity
Working capital as at September 30, 2004 that totals $1.7 million ($2.3 million as at December 31, 2003), with no long-term debt, will enable the Corporation to seek additional investment opportunities in the mining sector.

Selected Consolidated Financial Information
The following table sets forth certain financial information for the Corporation on a consolidated basis.

	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Total revenues ('000)	18	19	21	58	90	52	30	20
Net loss ('000)	(170)	(291)	(109)	(3,424)	(74)	(931)	(180)	(3,252)
Loss per share	(0.01)	(0.01)	-	(0.12)	(0.01)	(0.04)	(0.01)	(0.13)

Transactions with related parties
Details of related party transactions are outlined in Note 5 in the consolidated financial statements.

Outstanding share data *(as of November 11, 2004)*

Common shares	25,780,762
Stock options	2,350,000
Warrants	1,351,352
Fully diluted	29,482,114

Risk factors
Details of risk factors are outlined in the Corporation's MD&A included in the 2003 Annual Report.

Management's responsibility for financial information
Franc-Or's financial statements are the responsibility of the Corporation's management, and have been approved by the Board of Directors. The financial statements were prepared by the Corporation's management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

(S) Robert J. Casaceli, President and C.E.O.

(S) Vatché Tchakmakian, Chief Financial Officer

Franc-Or Resources Corporation

Consolidated Balance Sheets

	September 30 2004 (unaudited)	December 31 2003 (audited)
Assets		
Current assets		
Cash	$ 194,082	$ 813,787
Short-term investments	1,579,229	1,593,365
Prepaid expenses and other assets	45,748	22,050
	1,819,059	2,429,202
Capital assets (Note 2)		
Mining assets	53,568	18,719
Deferred exploration costs	435,097	435,097
	488,665	453,816
	$ 2,307,724	$ 2,883,018
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 101,788	$ 112,510
Shareholders' Equity		
Share capital (Note 3)	30,997,408	30,992,408
Contributed surplus	127,550	127,550
Deficit	(28,919,022)	(28,349,450)
	2,205,936	2,770,508
	$ 2,307,724	$ 2,883,018

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Operations and Deficit

	Three-month period ended September 30		Nine-month period ended September 30	
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues				
Investment income	$ 17,626	$ 31,076	$ 56,617	$ 72,477
Royalty revenue	-	21,539	-	39,895
Gain on disposal of machinery and equipment	-	37,084	-	59,694
	17,626	89,699	56,617	172,066
Expenses				
Professional and consulting fees	37,832	59,438	141,958	170,745
Administration expenses and shareholders' information	28,629	26,313	104,336	135,022
General exploration	121,269	-	379,895	-
Write-down of investments	-	-	-	60,000
Write-down of deferred exploration costs	-	77,501	-	991,197
	187,730	163,252	626,189	1,356,964
Net loss for the period	(170,104)	(73,553)	(569,572)	(1,184,898)
Deficit, at beginning of period	(28,748,918)	(24,852,231)	(28,349,450)	(23,740,886)
Deficit, at end of period	$ (28,919,022)	$ (24,925,784)	$ (28,919,022)	$ (24,925,784)
Loss per share – basic and diluted	$ (0.01)	$ -	$ (0.02)	$ (0.05)
Weighted average number of outstanding shares	25,770,545	25,760,762	25,764,047	25,760,762

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Cash Flows

	Three-month period ended September 30		Nine-month period ended September 30	
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating activities				
Net loss for the period	$ (170,104)	$ (73,553)	$ (569,572)	$ (1,184,898)
Adjustments for:				
Gain on disposal of machinery and equipment	-	(37,084)	-	(59,694)
Write-down of investments	-	-	-	60,000
Write-down of deferred exploration costs	-	77,501	-	991,197
	(170,104)	(33,136)	(569,572)	(193,395)
Net change in non-cash working capital items:				
Interest accrued on short-term investments	1,263	(24,451)	1,677	(9,706)
Prepaid expenses and other assets	(21,085)	(4,175)	(23,698)	133
Accounts payable and accrued liabilities	(70,946)	(72,488)	(10,722)	(69,132)
	(90,768)	(101,114)	(32,743)	(78,705)
Cash flows used for operating activities	(260,872)	(134,250)	(602,315)	(272,100)
Financing activities				
Issuance of share capital	5,000	-	5,000	-
Cash flows generated from financing activities	5,000	-	5,000	-
Investing activities				
Acquisition of mining assets	(34,849)	(29,051)	(34,849)	(29,051)
Deferred exploration costs	-	(86,525)	-	(534,331)
Short-term investments proceeds	4,423	(1,173,234)	12,459	(45,234)
Investments	-	(38,238)	-	(363,238)
Proceeds from disposal of machinery and equipment	-	44,842	-	111,202
Cash flows used for investing activities	(30,426)	(1,282,206)	(22,390)	(860,652)
Net change in cash	(286,298)	(1,416,456)	(619,705)	(1,132,752)
Cash, at beginning of period	480,380	1,888,563	813,787	1,604,859
Cash, at end of period	$ 194,082	$ 472,107	$ 194,082	$ 472,107

See accompanying notes

1. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The interim consolidated financial statements have, in management's opinion, been properly prepared using judgement within reasonable limits of materiality. These interim consolidated financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2003. The significant accounting policies follow that of the most recently reported audited annual consolidated financial statements.

Accounting estimates

The preparation of interim financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

2. Capital assets

	Mining assets	Deferred exploration costs
Humboldt Springs - Nevada		
Balance at December 31, 2003	18,719	$ 435,097
Renewal of claims	34,849	-
Balance at September 30, 2004	53,568	$ 435,097

3. Share capital

Authorized
An unlimited number of common shares without nominal value

Issued

	Number of shares	Amount
Balance at December 31, 2003	25,760,762	$ 30,992,408
Exercise of options	20,000	5,000
Balance at September 30, 2004	25,780,762	$ 30,997,408

No changes occurred to the status of the warrants since the reported information in the audited consolidated financial statements for the year ended December 31, 2003.

3. Share capital (Cont'd)

Stock options

A summary of the status of the stock option plan as of September 30, 2004, and changes during the period then ended, is presented below:

	September 30, 2004	
	Number of options	Weighted average exercise price
		$
Outstanding and exercisable, December 31, 2003	3,080,000	0.31
Exercised	(20,000)	0.25
Expired	(710,000)	0.27
Outstanding and exercisable, September 30, 2004	2,350,000	0.32

The following table summarizes information about stock options outstanding and exercisable under the Plan as at September 30, 2004:

Outstanding			Exercisable		
Exercise price	Number of options	Weighted average remaining life	Exercise price	Number of options	Weighted average remaining life
$			$		
0.20	60,000	4.0	0.20	60,000	4.0
0.25	495,000	4.3	0.25	495,000	4.3
0.33	405,000	1.0	0.33	405,000	1.0
0.40	660,000	2.7	0.40	560,000	2.7
0.29	530,000	3.6	0.29	530,000	3.6
0.30	200,000	4.3	0.30	100,000	4.3
	2,350,000			2,150,000	

4. Subscription receipts

On July 12, 2004, the Corporation closed a Cdn$4.0 million non-brokered private placement with Newmont Mining Corporation. This private placement was approved at the annual and special meeting of shareholders of the Company held on June 29, 2004. The proceeds of the private placement will be used to fund Franc-Or's gold exploration and development initiatives in Russia.

The private placement consists of 25,000,000 Subscription Receipts to be sold at Cdn$0.16 per Subscription Receipt. Each Subscription Receipt represents the right to receive one Unit composed of one common share and a one-half common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share until July 7, 2006 at an exercise price of Cdn$0.25.

The Subscription Receipts are automatically exercised into the underlying Units when Franc-Or acquires the right to earn at least a 60% interest in at least one strategic gold exploration property located in Russia that is satisfactory to Newmont. If no such property interest is acquired by November 18, 2004, the private placement proceeds will be returned to Newmont whereupon the Subscription Receipts will be cancelled for no further consideration.

4. Subscription receipts (Cont'd)

In addition to the requirement to source at least one strategic gold property in Russia that is acceptable to Newmont, Newmont would have a first right of refusal to develop, through purchase or joint venture, any large deposit of gold, defined to be a resource or reserve greater than 3 million ounces, that will be explored and initially developed by Franc-Or. Franc-Or would have the right to develop those deposits that fall beneath this threshold. Newmont will also have the right to nominate two of five Franc-Or directors.

5. Related party transactions

The Corporation carried out the following transactions, with its directors and officers:

	Nine-month period ended September 30	
	2004	**2003**
Deferred exploration costs	$ -	$ 44,584
Professional and consulting fees	119,526	151,861
General exploration	99,598	-
	$ 219,124	$ 196,445

These transactions are in the normal course of operations of the Corporation and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.